

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2014

<u>Via Email</u>
Jiannan Zhang, Esq.
Cadwalader Wickersham & Taft LLP
2301 China Central Place Tower 2,
No. 79 Jianguo Road
Beijing 100025
People's Republic of China

     RE: Sino Gas International Holdings, Inc.
        Amendment No. 2 to Schedule 13e-3
        File No. 005-81992
        Filed June 3, 2014 respectively

        Amendment No. 1 to Preliminary Proxy Statement on
        Schedule 14A
        File No. 000-51364
        Filed June 3, 2014

        Schedule 13D/A
        Filed by Eloten Group Ltd. and Liu Yuchuan
        File No. 005-81992
        Filed December 9, 2013

Dear Mr. Zhang:

   We have reviewed the above filings and have the following comments.

Mr. Jiannan Zhang, Esq.
Cadwalader Wickersham & Taft LLP
June 13, 2014

Schedule 13D/A filed December 9, 2013

1. We note your response to prior comment 1 and your conclusion that the Morgan Stanley affiliated parties did not acquire and do not have or share voting or dispositive power with respect to the shares owned by Mr. Liu. Please refer to Section 2(b) of the Consortium Agreement dated December 8, 2013, which outlines the parameters of the agreement between Mr. Liu and the Morgan Stanley parties regarding specified dispositive or voting actions involving shares owned by Mr. Liu. Given what is specified in Section 2(b) of the Consortium Agreement and referencing any other interpretative staff positions you believe are relevant to this issue, please provide additional analysis of why the Morgan Stanley parties would not be deemed to share voting or dispositive power over Mr. Liu's shares upon entry into the Consortium Agreement. We may have further comment.

Schedule 13e-3/A and Preliminary Proxy Statement, as amended

2. We partially reissue prior comment 3. As done in your response, please clarify the disclosure in the proxy statement, which continues to reference the indirect and direct ownership of Holdco by MSPEA Gas Holdings Limited.

3. We partially reissue prior comments 3 and 7. Although you have updated the cross references to include the 10-Q for the interim period ended March 31, 2014 please revise the summary financial information on pages 60 and 105 of the proxy statement to reflect the update.

4. Please see our prior comment and provide pro forma information if material, or explain why you do not believe pro forma information is material.

5. It would appear that you have calculated the ratio of earnings to fixed charges in the manner consistent with Item 503(d) of Regulation S-K. Please confirm. If so, please remove the footnote disclosure on page 105 if the calculation and definitions used are consistent with Item 503(d).

6. Refer to Item 1 of Schedule 14A. Your disclosure should provide a set date, time and place for the meeting. Please remove statements in the proxy statement and on the card that reference the staff's review process. Please leave such information blank until such time as you are able to establish a specific date.

7. Refer to your response to prior comment 9. Section 5 (c) of the Amended and Restated Certificate of Designation, Preferences, and Rights of Series B Convertible Preferred Stock does not appear to include a mandatory redemption feature. Accordingly, it does not appear that the redemption would squarely fit within the parameters of the exception outlined in Rule 13e-4(h)(1). Please advise. We may have further comment.

8. Refer to disclosure on page 32. Your disclosure implies that there are

requirements under the law that would mandate a good faith deposit in these circumstances. Please provide support for this assertion. Alternatively, remove the statement and clarify that there are <u>no</u> legal requirements and if true, no customary business practice that you are aware of that would require a deposit of this amount.

9.   Please refer to our prior comment. Please quantify the amount, expressed as a percentage, that the $10 million constitutes of the final purchase price. Also, supplement your disclosure to discuss the consideration the Special Committee gave to lowering the good faith deposit amount in order to encourage participation by Company B. If no consideration was given to lowering the amount of the good faith deposit, please state this.

10.   We partially reissue prior comment 17. We were unable to locate disclosure responsive to the question of how the filing parties concluded that the transaction is procedurally fair to unaffiliated securityholders in light of the Special Committee's imposition of a good faith deposit as a pre-condition to Company B conducting due diligence. Please revise your disclosure to specifically address the filing parties' consideration of this feature.

<u>Closing Comments</u>

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Mr. Jiannan Zhang, Esq.
Cadwalader Wickersham & Taft LLP
June 13, 2014

Please direct any questions to the undersigned at (202) 551-3757.

Sincerely,

/s/ *Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel, Office of
Mergers & Acquisitions

Cc (via email):   Zing Bai, Esq.
                    Cadwalader, Wickersham & Taft LLP